UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-11709

FIRST CITIZENS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

One First Citizens Place

Dyersburg, Tennessee 38024

(731) 285-4410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Explanatory Note: The registrant is relying on a no-action letter issued by the staff of the Division of Corporation Finance addressing the registrant’s ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under section 15(d) of the Securities Exchange Act of 1934, as amended.

Approximate number of holders of record as of the certification or notice date: 1,075

Pursuant to the requirements of the Securities Exchange Act of 1934, First Citizens Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 25, 2012	By: /s/ Laura Beth Butler
Laura Beth Butler Chief Financial Officer